COIN AND CARD AUCTIONS INC

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INVEST IN COIN AND CARD AUCTIONS TODAY

HIGH TECH BREAKTHROUGH DISRUPTS COLLECTIBLES MARKET AIMING TO UNLOCK HUNDREDS OF MILLIONS OF DOLLARS IN HIDDEN VALUE

Amount Raised: $ --- / $ 5,000,000.00

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Suddenly, all those, collectible coins, sports trading cards, modern bullion that have been sitting in basements around the country are about to have their true value unlocked.

All thanks to a new, state-of-the-art technology aimed at transforming a market that is expected to hit $98 billion by 2027. This technology is being brought to the market by Coin And Card Auctions, Inc., a company that has identified the massive faults and inconsistencies in the collectibles market — and found a 21st century technology solution. This solution will not only prove invaluable in remedying the grading inaccuracies in the collectibles market, potentially unlocking hundreds of millions of dollars in new transactions. **In fact, here are 5 reasons to invest in Coin And Card today.**

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WHY INVEST IN COIN & CARD AUCTIONS

Collectables

A Sleeping Giant That's In


COIN AND CARD
UPLOAD

A Sleeping Giant That's in Need of 21st Century Solutions

All over America, old coins, sports cards, and other memorabilia have been lying in basements, closets, and attics with no apparent value or purpose while many would consider these items as a thing of the past (and perhaps even as "junk"). They could be about to rediscover real value and be at the center of what is expected to be a $98 billion market, this is where **Coin And Card** comes in.

Coin And Card Auctions, Inc. is a newly formed group of numismatist experts and collectible professionals that, with their combined knowledge and resources, are aiming to bring the collectibles industry into the 21st century through nano-level scanning technology and smartphone accessibility. And now, **Coin And Card's** mission is to unlock notable value in millions of items across the country — and potentially capture hundreds of millions of dollars in new revenue from future sales and transactions.

Process


Validate and authenticate pre- and post-sale the authenticity of the asset.
Easily list or purchase the asset
Make and receive payments on the asset.
Manage pre- and post-sale identification of the asset, and/or...
Distribute the asset onto a marketplace or blockchain platform.

Coin And Card Auctions Will Create A New, High-Tech Standard For Grading

Coin & Card's first breakthrough is a state-of-the-art, nano-scanning technology that can be used to grade the quality of collectibles which the company believes will thereby establish their value with minimal risk of inaccuracy or inconsistency. In fact, it's the similar nano-scanning technology that the U.S. Mint uses.

Here's how the scanning technology works:

- The company's laser scanner scans the collectible and quantifies its precise height, surface, and color measurements.
- Those measurements are then converted into millions of pixels and processed using deep neural network technologies and algorithms and stored on relational databases— through the company's patent-pending technologies — and assessed according to the Sheldon Grading Scale (for coins) and the PSA Grading Scale (for sports cards).
- At home, consumers can then take a picture of their collectible and subsequently, through a data query, run an analysis of it according to the company's data sets.
- Each query compares your coin or card data to similar data on a deep neural network with AI learning and immediately compares your graded or ungraded coin or card against program generated grade ranges and variables, establishing residual income opportunities available via smart code as an NFT.

Up to this point, the collectibles industry has been led by a small group of self-legitimized experts, and while it's grown into a multibillion-dollar industry, it is fraught with inconsistency, fraud, lack of real expertise, and other issues. **Coin And Card's** technology is groundbreaking because it aims to remove the faulty, subjective nature of grading, which is believed to not only challenge the legitimacy of the industry, but also discourage new buyers and sellers from entering the market because the risk of getting an inaccurate valuation is so high. With **Coin And Card's** new technology, the company is aiming to remove the risk and hesitation by provide an accurate, objective standard of grading.

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NFT Tech

Technology Directly to The Consumer





ART
to
NFT

Not only could **Coin And Card** be setting a new reliable standard for collectible grading and valuation — it will have the ability to scale this technology directly to collectors and consumers. They are going to put the power of this technology into the most accessible and useful format for consumers and businesses. To do this, the company is partnering with a world-renowned software development company to format its state-of-the-art grading technology into a software application, that will ultimately be compatible with smartphones — to the point where collectors and consumers can literally take a picture of a collectible from their smartphone camera and receive a real-world valuation and grade within seconds!

Using **Coin And Card's** expertise, a user will also gain access to a litany of information about the collectible. This could include the history of the item, where it was made, how many of its type are in circulation, what its market value is, etc.

Suddenly, if you're the guy with a box of coins in your basement, you're able to take a picture with your phone and get a realistic valuation of their actual worth — all thanks to **Coin And Card.** On top of that, **Coin And Card** will be able to compile all this user-facilitated data into a larger database which will only further reinforce the company's expertise and dominance in the industry.

You see, the company's patent-pending process would make it the first of its kind to integrate nano-level grading, pre- and post- sale authentication, and a smartphone/blockchain/NFT application. This will empower the consumer to not only identify and determine value of their collectibles through their smartphone. It will give them the ability to:

- Order and download a comprehensive comparative analysis of the collectible,
- Request a nano level scan of the collectible.
- Originate an NFT of the collectible.
- Authenticate an asset-backed NFT/Coins or NFT/Sports Trading Cards from the collectible.
- Establish a chain of title from the collectible.
- Establish a title transfer and potentially earn residual income (royalty) each time a registered NFT/Coin or registered NFT/Sports Card titles transfer

Marketplace

REGGIE MILLER
NOLAN RYAN
Victory March

This Tech Can Create A Massive New Marketplace

With the advent of reliable, standardized grading, **Coin and Card** aims to open up a wealth of opportunity in new markets. **Coin And Card's** technology will not only allow users to get accurate valuations within seconds, it will also give them a unique tech platform to buy and sell their collectibles. In a word, they are essentially combining the valuation process and the buying/selling process and putting it all onto one easy-to-use software application.

This could open the door to all kinds of new businesses and ventures. Think of how Amazon has given sellers all over the world the power to sell consumer items and inventory through their platform.

Coin And Card is essentially doing the same thing — but in the collectibles market niche.

Sellers will also have a powerful incentive to use **Coin And Card's** tech platform:

- A typical numismatics marketing platform costs users anywhere from 14-30% of their list price to feature an item on their marketplace.
- **Coin And Card** offers a flat $100 monthly subscription fee with no limits on sales volume or alternately, no monthly subscription fee with low-cost listing options (from 3% and 5% of sales)

Altogether, the combined grading, database, and marketplace brings an organized, unprecedented methodology to both numismatics and sports trading cards.
Ultimately, Coin and Card's technology aims to disrupt what is predicted to be a $98 billion market by 2027. Which sets it up for a very bright future.



Prime

Coin And Card Could

Prime Acquisition



Quickly Become A Prime Acquisition Target

Everything **Coin And Card** is doing for the collectibles market, the company could envision becoming an acquisition target in the near future, as it expects to hit target market share. The company is setting a historical precedent — bringing the entire industry online to the benefit of anyone who owns heirloom coins and other rarities and collectibles — while setting unprecedented technical standards and legitimacy in the process.

For businesses and consumers alike, **Coin and Card** aims to be the go-to tech solution for the collectibles market.

Simply click here to learn how to invest in Coin And Card Auctions, Inc.

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It wasn't that long ago that only the wealthy who fit the U.S. government's arbitrary definition of an "accredited investor" had access to pre-IPO opportunities like this. But thanks to Regulation CF— part of the Jumpstart Our Business Startups (JOBS) Act, which became law in 2012 — early-stage companies such as Coin & Card can now raise up to $5 million from investors who are "unaccredited" (though accredited investors are welcome to take part, as well). In other words, now just about anyone can get in on terrific opportunities that were once reserved for the wealthy and big institutional investors

The Coin And Card Offering

At this time, Coin And Card Auctions, Inc. is offering a set number of common stock shares to investors for $0.50 each — with a minimum investment of $250 (which gives you 500 shares).

Investor Limitations

Investors are limited in how much they can contribute to crowdfunding offerings during any 12-month period.

This limitation is based on each investor's net worth (excluding the value of their primary residence) and annual income.

- If either their annual income or net worth is less than $107,000, then, during any 12-month period, they are limited to investing to the greater of either (A) $2,200 or (B) 5% of the greater of their annual income or net worth.
- If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.
- If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, then no investment limits apply.

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FAQs

Why invest in startups?

Crowdfunding allows investors to support startups and early-growth companies that they are passionate about. This is different from helping a company raise money on Kickstarter. With Regulation CF Offerings, you aren't buying products or merch. You are buying a piece of a company and helping it grow.

What types of securities can I buy on this site?

The majority of offerings are common stock, though some companies may raise capital through convertible note, debt, and revenue share.

How much can I invest?

Investors other than accredited investors are limited in the amounts they are allowed to invest in all Regulation Crowdfunding offerings (on this site and elsewhere) over the course of a 12-month period: If either of an investor's annual income or net worth is less than $107,000, then the investor's investment limit $2,200, or 5 percent of the greater of the investor's annual income or net worth, whichever is greater. If both an investor's annual income and net worth are $107,000 or higher, then the investor's limit is 10 percent of the greater of their annual income or net worth, or $107,000 whichever is greater. Accredited investors are not limited in the amount they can invest.

How do I calculate my net worth?

Calculating net worth involves adding up all your assets and subtracting all your liabilities. The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest. Currently however, Canadian citizens are not able to invest in Regulation CF offerings.

What do I need to know about early-stage investing? Are these investments risky?

Ref CF Offerings are high risk opportunities and may not retain their value. Investing in startups and small businesses is inherently risky and standard company risk factors such as execution and strategy risk are often magnified at the early stages of a company. In the event that a company goes out of business,

your ownership interest could lose all value. Furthermore, private investments in startup companies are illiquid instruments that typically take up to five and seven years (if ever) before an exit via acquisition, IPO, etc.

⌃ When will I get my investment back?

Companies conducting a Reg CF are privately held companies, and their shares are not traded on a public stock exchange. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically receive a return on your investment under the following two scenarios: The company gets acquired by another company. The company goes public (makes an initial public offering on the NASDAQ, NYSE, or another exchange). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on the exchange. It can take 5-7 years (or longer) to see a distribution or trading, as it takes years to build companies. In many cases, there will not be any return as a result of business failure. Dalmore Group, LLC does not make investment recommendations, and no communication, through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Investments in private placements and start-up investments in particular are speculative and involve a high degree of risk, and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments tend to be in earlier stages of development, and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors on Regulation CF offerings will receive securities that are subject to holding period requirements. The most sensible investment strategy for start-up investing may include a balanced portfolio of different start-ups. Start-ups should only be part of your overall investment portfolio. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

⌃ Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lock up period before those shares can be sold freely. Exceptions to limitations on selling shares during the one-year lock up are transfers:

-to the company that issued the securities;
-to an accredited investor;
-to a family member (defined as a child, stepchild, grandchild, parent, -stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law,
-including adoptive relationships.);
in connection with your death or divorce or other similar circumstance;

⌃ What information does Dalmore collect from issuers related to their offering?

The organization of the company Dalmore Group, LLC requires information that shows the issuer company has taken steps necessary to organize as a corporation or LLC in its state of organization, is in good standing, and that the securities being issued will be duly authorized and validly issued. The corporate structure and ownership Dalmore Group, LLC works with the issuer company to disclose its organizational structure, affiliated entities, and current capitalization. The people behind the company Dalmore Group, LLC helps the issuer company disclose who is behind the operations and strategy of the company, along with their previous related experience, and Bad Actor Reports to provide evidence that the company is not disqualified from proceeding with its offering. Information provided to investors Dalmore Group, LLC checks that the issuer company is providing clear disclosure of its financial situation, business origins, and operations, and legal authority to engage in its business activities. Investor information and terms of the offering Dalmore Group, LLC reviews for consistency each instance where the issuer company describes the offering terms, and identifies to investors how the issuer company reached its current valuation and will track and keep in touch with its security holders. Review of transaction documents Dalmore Group, LLC performs an independent review of transaction documents to check for red flags & conformance with stated terms. Business due diligence Dalmore Group, LLC conducts research and due diligence on each company before it is able to accept investments on the platform. Dalmore Group, LLC will typically conduct over 30-40 hours of due diligence per opportunity, which requires the satisfactory completion of a detailed set of individual questions and data requests. Particular focus is paid to the following issues throughout the due diligence process: Problem or inefficiency being addressed Product / service overview, stage of development and anticipated milestones Demonstrated traction (e.g. revenue, pre-sales, purchase orders, signed contracts, media coverage, awards, etc.) Data to support claims made in marketing materials (e.g. user / customer metrics, signed contracts and agreements, product demonstrations, etc.) Growth strategy Employees and advisors (including ownership structure) Addressable market (e.g. size, growth, penetration, etc.) Competitive landscape and industry dynamics Exit opportunities Intellectual property Historical financials Financial projections (including error-checking, evaluation of key assumptions and reconciliation to stated growth plan) Reference checks (e.g. previous investors, advisors, etc.) Investment overview (including determination of key terms, uses of funds, and current and previous investors) The findings of the foregoing review are presented to Dalmore Group, LLC, which may approve, reject, or require additional information for the offering. Upon approval and following the onboarding process, an offering can begin accepting investments online. General considerations Notwithstanding the foregoing, these investments are illiquid, risky and speculative and you may lose your entire investment. The foregoing summarizes our standard process. However, each diligence review is tailored to the nature of the company, so the aforementioned process is not the same for every issuer. Completing the vetting process does NOT guarantee that the company has no outstanding issues or that problems will not arise in the future. While the foregoing process is designed to identify material issues, there is no guarantee that there will not be errors, omissions, or oversights in the due diligence process or in the work of third-party vendors utilized by Dalmore Group, LLC. Each investor must conduct their own independent review of documentation and perform their own independent due diligence and should ask for any further information required to make an investment decision.

∧ **What happens if a company does not reach their funding goal?**

If a company does not reach their minimum funding goal, all funds will be returned to the investors after the closing of their offering.

∧ **How can I learn more about a company's offering?**

All available financial information can be found on the offering pages for the company's Regulation Crowdfunding offering.

∧ **How much can I invest?**

You may cancel your investment at any time, for any reason until 48 hours prior to a closing occurring. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email investor@investcoinandcard.com.

∧ **How do I contact someone from Coin and Cards?**

If you have questions that have not been answered in the FAQ, please email our Investor Support Team at investor@investcoinandcard.com.



COIN AND CARD AUCTIONS, INC

BI Form CRS Form Privacy Policy Terms Of Use

This site is operated by Dalmore Group, LLC ("Dalmore Group"), which is a registered broker-dealer, and member of FINRA | SIPC, located at 530 7th Avenue, Suite 902, New York, NY 10018, please check our background on FINRA's BrokerCheck. All securities-related activity is conducted by Dalmore Group, LLC ("Dalmore Group"). Dalmore Group does not make investment recommendations and no communication, through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest. Dalmore Group does not provide custody services in connection any investments made through the platform.


Coin&
Card
Auctions
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Take advantage of this opportunity in Coin And Card Auctions, Inc. with as little as $250

SECURITY TYPE: Common Stock

PURCHASE PRICE: Each share of Coin And Card Auctions, Inc. costs $0.50